UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.
FORM 6-K

Abengoa, S.A.

(incorporated with limited liability in The Kingdom of Spain)

The Auction described below is not open to investors in the United States or U.S. persons.

Abengoa, S.A. (the “Company”) today announces the launch of an offer to holders of its €400,000,000 6.25 per cent. Senior Unsecured Convertible Notes due 2019 listed on the EuroMTF Market of the Luxembourg Stock Exchange (the “Notes”) to convert up to €200,000,000 Bonds (the “Conversion Amount”) into new fully paid class B shares of Abengoa (the “Class B Shares”) (the “Auction”). The Auction is not open to holders of the Notes in the United States or U.S. persons as defined in Regulation S under the U.S. Securities Act of 1933 (“Regulation S”).

Pursuant to the Auction, the Company will issue and deliver, to noteholders whose election to exercise conversion rights in respect of the Notes is accepted by the Company, the number of Class B Shares to which a noteholder is entitled pursuant to the terms and conditions of the Notes, plus a cash amount. Such cash amount will consist of (i) a fixed component and (ii) a variable component. The variable component will be determined based on what premium noteholders request to be paid pursuant to a modified Dutch auction, and on the sale price of Class B Shares pursuant to an accelerated bookbuilding process to be carried out by the dealer managers of the Auction (the “Equity Placing”) outside the United States in accordance with Regulation S.  The gross proceeds from the Equity Placing will be paid by the dealer managers to the relevant noteholders on whose behalf the Class B Shares are sold net of any applicable transfer or other taxes payable on such sale. Based on the máximum Conversion Amount of €200,000,000, the aggregate number of Class B Shares the subject of the Equity Placing would be a máximum of 16.8 million Class B Shares.

Inversión Corporativa IC, S.A. will enter into stock lending arrangements with the dealer managers pursuant to which it will make available to the dealer managers up to 20 million Class B Shares in order to enable the dealer managers to effect the Equity Placing on behalf of the noteholders.

The Auction does not constitute, under any circumstances, an amendment to the terms and conditions of the Notes.

Settlement of the Auction is conditional upon completion of the Equity Placing. If the Equity Placing does not complete, the Auction will terminate in all respects and the Notes representing the Conversion Amount will not be cancelled and the Class B Shares underlying such Notes will not be issued pursuant to the Auction.

In addition, the Company announces the temporary suspension of transactions under its liquidity facilities signed between Abengoa, S.A. and Santander Investment Bolsa, S.V. on 10 January 2013 over the class A shares of the Company and 8 November 2012 over the Class B Shares.

This announcement does not constitute an offer of securities for sale in the United States. The securities referred to in this announcement have not been and will not be registered under the Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offering of securities in the United States in connection with this transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: April 7, 2015	By:	/s/ Daniel Alaminos Echarri
Name: Daniel Alaminos Echarri
Title: General Secretary